Exhibit 99.6

VANC Pharmaceuticals Provides Corporate Update and Announces $2,000,000 in Proceeds from Warrant Exercises

March 12, 2015 – VANC Pharmaceuticals Inc. (“VANC” or the “Company”), a pharmaceutical company focused on the Canadian generic drug and over-the-counter (OTC) markets, is pleased to announce that the Company has received $2,000,000 in proceeds from the exercise of warrants.

“This injection of capital will assist us in two key areas of our Company as it puts us in a position to ramp up our Sales and Marketing team and allows for additional product acquisitions,” said Arun Nayyar, CEO of Vanc.  “We expect to begin shipping in Q2-2015 and have spent considerable time reviewing several product acquisitions that fit into our existing portfolio of generics and OTC products.”

The Company expects initial inventory for 30 generic molecules to be delivered in early Q2-2015 and will commence manufacturing on the OTC products in Q2-2015 as well.

There are no material changes to report at this time.  Additional updates on will be provided as they become available.

On behalf of:

VANC Pharmaceuticals Inc.

Aman Parmar,

CFO and Director

aparmar@vancpharm.com

Cautionary Note Regarding Forward-looking Statements: Information in this press release that involves VANC’s expectations, lans, intentions or strategies regarding the future are forward-looking statements that are not facts and involve a number of risks and uncertainties. VANC generally uses words such as “outlook,” “will,” “could,” “would,” “might,” “remains,” “to be,” “plans,” “believes,” “may,” “expects,” “intends,” “anticipates,” “estimate,” “future,” “plan,” “positioned,” “potential,” “project,” “remain,” “scheduled,” “set to,” “subject to,” “upcoming,” and similar expressions to help identify forward-looking statements. The forward-looking statements in this release are based upon information available to VANC as of the date of this release, and VANC assumes no obligation to update any such forward-looking statements. Forward-looking statements believed to be true when made may ultimately prove to be incorrect. These statements are not guarantees of the future performance of VANC and are subject to risks, uncertainties and other factors, some of which are beyond its control and may cause actual results to differ materially from current expectations.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.